                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____ )*



                         Alliance Entertainment Corp.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.0001 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   018593103
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                Mr. James T. Byrne, Jr. Office of the Secretary
                      Bankers Trust New York Corporation,
                      280 Park Avenue, New York, NY 10017
                                  Tel. (212) 250-1869
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                                June 3,  1996*
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X*].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

__________________
   *See Item 1.

                           Exhibit Index on Page 17.

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO.            018593103
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Bankers Trust New York Corporation
                              EIN No. 13-6180473
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                (b) [ X ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                             WC, BK  (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [ X ]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware
- --------------------------------------------------------------------------------
NUMBERS OF                   7.  SOLE VOTING POWER
 SHARES                                                         0*
 BENEFICIALLY                    _______________________________________________
 OWNED BY EACH
 REPORTING                   8.  SHARED VOTING POWER
 PERSON WITH                                                    0
                                 _______________________________________________

                             9.  SOLE DISPOSITIVE POWER
                                                                0*
                                 _______________________________________________

                             10.  SHARED DISPOSITIVE POWER
                                                                0
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   0*
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [   ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0*
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                      CO
- --------------------------------------------------------------------------------

BT Capital Partners, Inc. is an indirect wholly-owned subsidiary of Bankers Trust New York Corporation. Bankers Trust Company is a direct wholly-owned subsidiary of Bankers Trust New York Corporation. As a result, Bankers Trust New York Corporation may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by BT Capital Partners, Inc. and Bankers Trust Company.

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO.            018593103
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Bankers Trust Company
                              EIN No. 13-4941247
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                (b) [   ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                 OO  (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [ X ]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   New York
- --------------------------------------------------------------------------------
NUMBERS OF                   7.  SOLE VOTING POWER
 SHARES                                                 71,300
 BENEFICIALLY                    _______________________________________________
 OWNED BY EACH
 REPORTING                   8.  SHARED VOTING POWER
 PERSON WITH                                                 0
                                 _______________________________________________

                             9.  SOLE DISPOSITIVE POWER
                                                        71,300
                                 _______________________________________________

                             10.  SHARED DISPOSITIVE POWER
                                                             0
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   71,300
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [   ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.2%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                      BK, IA
- --------------------------------------------------------------------------------

   ITEM 1.  SECURITY AND ISSUER.

             This statement relates to the Common Stock, par value $.0001 per share ("Common Stock"), of Alliance Entertainment Corp. (the "Issuer"), whose
           ------------                                          ------
   principal executive offices are at 110 East 59th Street, 18th Floor, New York, New York 10022.

             This statement relates in part to shares of Common Stock, certain shares of which were acquired by the filing persons hereto in a registered offering of Common Stock under an amended registration statement filed by the Issuer's predecessor, Trinity Capital Opportunity Corp., on October 27, 1993 (Registration No. 33-68816) (the "Offering") under the Securities Act of
                                     --------
   1933, as amended. Pursuant to Rule 13d-1(c), such acquisition was reported on a statement on Schedule 13G filed on February 11, 1994 by BTNY and the predecessor of BT Capital Partners (as defined in Item 2). The event requiring filing of this statement on Schedule 13D is the acquisition of an additional 1% of the outstanding shares of Common Stock through open market transactions.


   ITEM 2.  IDENTITY AND BACKGROUND.

             Item 2(a) through (c), Item 2(f).
             --------------------------------

             This statement is being filed by (i) BT Capital Partners, Inc. a Delaware corporation ("BT Capital Partners"), with respect to shares of
                          -------------------
   Common Stock beneficially owned by it as principal and (ii) Bankers Trust Company, a New York banking corporation ("BTCo."), with respect to shares of
                                             -----
   Common Stock beneficially held as fiduciary on behalf of its customers and
   (iii) Bankers Trust New York Corporation, a New York corporation ("BTNY").
                                                                      ----
   BTCo. is a wholly owned subsidiary of BTNY. BT Capital Partners is an indirect wholly owned subsidiary of BTNY, through BTNY's subsidiary, BT Holdings (New York), Inc., a Delaware corporation. Each of BT Capital Partners and BTCo. is referred to from time to time as a "Purchaser". Attached hereto as Exhibit 1 is a chart showing the ownership relationship between BTNY and the Purchasers.

             The principal business of BT Capital Partners is as acting as a small business investment company licensed by the Small Business Administration under the Small Business Investment Act of 1958, as amended, investing in management buyouts, venture capital opportunities and mezzanine financing. The principal business of BTCo. is as a bank. The principal business of BT Holdings is as a holding company. The principal business of BTNY is as a bank holding company.

             The address of the principal business and principal office of BT Capital Partners is 130 Liberty Street, 25th Floor, New York, New York 10006. The address of the principal business and principal office of BTCo., BT Holdings and BTNY is 280 Park Avenue, New York, New York 10017.

             The name, citizenship, business or residence address, principal occupation or employment, and name, principal business and address of any corporation or organization in which such employment is conducted of each director and executive officer of each Purchaser and BTNY is set forth in Annex A attached hereto and incorporated into this Item 2 by reference.

             Items 2(d) and (3).
             ------------------

             Except as disclosed in Annex B hereto, neither of the Purchasers, BTNY, nor, to their best knowledge or belief, BT Holdings, or any of the persons identified in Annex A, have during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             BT Capital Partners acquired 2,974,937 shares of Common Stock in the Offering through an exchange of stock at a cost of $6,000,759.00. Any funds used in this acquisition came from working capital and from a $50 million line of credit from BTNY. The amount of funds used by BT Capital Partners to acquire the remaining 1,000,000 shares in the open market as reported herein was $5,916,197.30. The source of funds for the acquisition of these shares was from the line of credit referred to above.

             BTCo. acquired the 71,300 shares of Common Stock reported herein on behalf of its customers, using customer funds.


   ITEM 4.  PURPOSE OF TRANSACTION.

             The Purchasers have acquired the shares of Common Stock reported herein for investment purposes. BT Capital Partners is currently evaluating whether to increase its investment in the Issuer and may in its sole discretion do so, either through negotiated transactions or through transactions in the open market. In addition, either Purchaser may generally from time to time and in its sole discretion acquire or dispose of shares of Common Stock and other securities of the Issuer, either through negotiated transactions or through transactions in the open market.

             Other than as described in the foregoing, the Purchasers and BTNY have no present plans or proposals which relate to or would result in the events described in Item 4 of Schedule 13D.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a) BT Capital Partners beneficially owns 3,974,937 shares of Common Stock (of which 407,903 shares are the subject of warrants), constituting 10.8% of the issued and outstanding shares of Common Stock of the Issuer./1/

             BTCo. beneficially owns 71,300 shares of Common Stock as fiduciary on behalf of its customers, constituting 0.2% of the issued and outstanding shares of Common Stock of the Issuer.

             As a parent of each of the Purchasers, Bankers Trust New York Corporation may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by the Purchasers.

             To the best knowledge and belief of the Purchasers, and BTNY none of the persons listed on Annex A hereto beneficially owns any shares of Common Stock.

             (b) Each Purchaser has sole power to vote and dispose of the shares of Common Stock beneficially owned by it.

             (c) Annex C hereto sets forth all transactions in shares of Common Stock that were effected during the past sixty days by the persons referred to in paragraph (a).

             (d) The customers on whose behalf BTCo. holds the shares of Common Stock reported herein have the right to receive the dividends from, or the proceeds from the sale of, such shares of Common Stock. Otherwise, no person other than the persons described in paragraph (a) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by it.


   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Certain of the shares of Common Stock reported herein were acquired by the Purchasers in the Offering under an amended registration statement filed by the Issuer's predecessor, Trinity Capital Opportunity Corp., on October 27, 1993 (Registration No. 33-68816), as more specifically identified in Item 7.

             The shares of Common Stock held by BT Capital Partners are subject to the terms of a Restated Stockholders Agreement dated as of November 30, 1993 (the "Stockholders Agreement"). Under the Stockholders Agreement, BT Capital Partners is subject to certain restrictions on the transfer of Common Stock held by it and has certain co-sale rights and registration rights with respect to such Common Stock. As a party to the Stockholders Agreement, BT Capital Partners might be considered to be a member of a group together with the other parties to the Stockholder Agreement. However, BT Capital Partners disclaims membership in any such group and disclaims beneficial ownership of the shares of Common

- ----------
/1/After giving effect to the exercise of the warrants. Percentages used in this Item 5 are based on the number of securities outstanding as contained in the most recently available filing by the Issuer with the Securities and Exchange Commission.

   Stock owned by the other parties to the Stockholders Agreement. The Stockholders Agreement is filed as an exhibit hereto and is hereby incorporated by reference in its entirety.


   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        1.   Corporate Structure of BTNY and Certain Subsidiaries.

        2.   Joint filing statement pursuant to Rule 13d-1(f)(1).

        3. Amendment No.2 on Form S-1 to Registration Statement on Form S-4, relating to the Common Stock and filed by the Issuer's predecessor, Trinity Capital Opportunity Corp., with the Commission on October 27, 1993 (Registration No. 33-68816), together with all exhibits thereto, is hereby incorporated by reference as an exhibit to this statement, pursuant to Rule 12b-32 under the Securities Exchange Act of 1934, as amended.

        4. Restated Stockholders Agreement dated as of November 30, 1993 among Alliance Entertainment Corp. and certain stockholders, option and warrant holders party thereto.

   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  June 14, 1996



   Signature:    BANKERS TRUST NEW YORK CORPORATION

        By:      /s/ James T. Bynre
                 ____________________________________
        Name:    James T. Byrne
        Title:   Senior Vice President

                                    ANNEX A


                       BANKERS TRUST NEW YORK CORPORATION
                             BANKERS TRUST COMPANY


             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTNY. Unless otherwise indicated, each individual listed below is also a director or executive officer of BTCo. To the best knowledge and belief of BTNY and BTCo., none of the following persons beneficially owns any shares of Common Stock.

                                   Occupation or Principal
Name and Mail Address              Business Affiliation                          Citizenship
- ---------------------              --------------------                          ------------
George B. Beitzel                  Retired Senior Vice President and                 U.S.
29 King Street                     Director
Chappaqua, NY  10514-3432          International Business Machines
                                   Corporation

Phillip A. Griffiths               Chairman                                          U.S.
Institute for Advanced Study       Institute for Advanced Study
Olden Lane
Princeton, NJ 08540

William R. Howell                  Chairman of the Board                             U.S.
J.C. Penney Company, Inc.          J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX 75301-0001

Jon M. Huntsman                    Chairman and Chief Executive Officer              U.S.
Huntsman Corporation               Huntsman Chemical Corporation
500 Huntsman Way
Salt Lake City, UT 84108

Vernon E. Jordan, Jr.              Senior Partner                                    U.S.
Akin, Gump, Strauss, Hauer &       Akin, Gump, Strauss, Hauer & Feld, LLP
 Feld, LLP
1333 New Hampshire Avenue, N.W.
Suite 400
Washington D.C. 20036

Hamish Maxwell                     Retired Chairman and Chief                        U.S.
Philip Morris Companies, Inc.      Executive
100 Park Avenue                    Officer
New York, NY 10017                 Philip Morris Companies Inc.

Frank N. Newman                    Chairman of the Board and Chief                   U.S.
Bankers Trust Company              Executive Officer and President
130 Liberty Street                 Bankers Trust Company;
New York, NY 10006                 Chairman of the Board and Chief
                                   Executive Officer and President
                                   Bankers Trust New York Corporation

N.J. Nicholas Jr.                  Investor                                          U.S.
15 West 53rd Street, #34F
New York, NY 10019

Russell E. Palmer                  Chairman and Chief Executive Officer              U.S.
The Palmer Group                   The Palmer Group
3600 Market Street
Suite 530
Philadelphia, PA 19104

Patricia Carry Stewart             Former Vice President                             U.S.
Bankers Trust Company              The Edna McConnell Clark
c/o Office of the Secretary        Foundation
130 Liberty Street
New York, NY 10006

George J. Vojta                    Vice Chairman                                     U.S.
Bankers Trust Company              Bankers Trust Company and
130 Liberty Street                 Bankers Trust New York Corporation
New York, NY 10006

                                   ------------------------------------
                                   EXECUTIVE OFFICERS
                                   ------------------------------------
Geoffrey M. Fletcher               Managing Director and Principal                   U.S.
Bankers Trust Company              Accounting Officer
130 Liberty Street                 Bankers Trust Company;
New York, NY 10006                 Senior Vice President and Principal
                                   Accounting Officer
                                   Bankers Trust New York Corporation

Joseph A. Manganello, Jr.          Managing Director and Chief Credit                U.S.
Bankers Trust Company              Officer
130 Liberty Street                 Bankers Trust Company;
New York, NY 10006                 Executive Vice President and Chief
                                   Credit Officer
                                   Bankers Trust New York Corporation

Richard H. Daniel                  Managing Director, Chief Financial                U.S.
Bankers Trust Company              Officer and Controller
130 Liberty Street                 Bankers Trust Company;
New York, NY 10006                 Executive Vice President, Chief
                                   Financial Officer and Controller
                                   Bankers Trust New York Corporation

Melvin A. Yellin                   Managing Director and General                     U.S.
Bankers Trust Company              Counsel
130 Liberty Street                 Bankers Trust Company;
New York, NY 10006                 Executive Vice President and
                                   General
                                   Counsel
                                   Bankers Trust New York Corporation

Mark Bieler                        Managing Director                                 U.S.
Bankers Trust Company              Bankers Trust Company;
130 Liberty Street                 Executive Vice President
New York, NY 10006                 Bankers Trust New York Corporation

Yves De Balmann                    Chairman                                      U.S., France
Bankers Trust Company              Bankers Trust International PLC;
1 Appold Street                    Managing Director
Broadgate, 4th Floor               Bankers Trust Company;
London, EC2A 2HE                   Senior Vice President
                                   Bankers Trust New York Corporation

R. Kelly Doherty                   Managing Director                                 U.S.
130 Liberty Street                 Bankers Trust Company;
New York, NY 10006                 Senior Vice President
                                   Bankers Trust New York Corporation

Robert A. Ferguson                 Executive Vice President                       Australia
Bankers Trust Australia Limited    Bankers Trust Australia Limited;
Level 15, The Chifley Tower        Managing Director
2 Chifley Square                   Bankers Trust Company;
Sydney, N.S.W. 2000                Senior Vice President
Australia                          Bankers Trust New York Corporation

Alexander P. Frick                 Managing Director                                 U.S.
130 Liberty Street                 Bankers Trust Company;
New York, NY 10006                 Senior Vice President
                                   Bankers Trust New York Corporation

B.J. Kingdon                       Managing Director                                 U.S.
130 Liberty Street                 Bankers Trust Company;
New York, NY 10006                 Senior Vice President
                                   Bankers Trust New York Corporation

Ian Martin                         Executive Vice President                       Australia
Bankers Trust Australia Limited    Bankers Trust Australia Limited;
Level 15, The Chifley Tower        Senior Vice President
2 Chifley Square                   Bankers Trust New York Corporation
Sydney, N.S.W. 2000
Australia

Rodney A. McLauchlan               Managing Director                                 U.S.
BT Securities Corporation          BT Securities Corporation;
130 Liberty Street                 Senior Vice President
New York, NY 10006                 Bankers Trust New York Corporation

Timothy S. Rattray                 Managing Director                                 U.S.
Bankers Trust Company              Bankers Trust Company
Two Pacific Place                  Senior Vice President
36th Floor                         Bankers Trust New York Corporation
88 Queensway
Hong Kong

J. Edward Virtue                   Managing Director                                 U.S.
BT Securities Corporation          BT Securities Corporation
130 Liberty Street                 Senior Vice President
New York, NY 10006                 Bankers Trust New York Corporation

                           BT CAPITAL PARTNERS, INC.


             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BT Capital Partners. To the best knowledge and belief of BT Capital Partners and BTCo., none of the following persons beneficially owns any shares of Common Stock.



                                  Occupation or Principal
Name and Mail Address             Business Affiliation                Citizenship
- ---------------------             --------------------                -----------

                                  DIRECTORS
                                  ---------
Douglas Brent                     President                             Canada
BT Capital Partners, Inc.         BT Capital Partners, Inc.
130 Liberty Street
New York, NY  10006

Carl Mueller                      Chairman                               U.S.
c/o Bankers Trust Company         BT Capital Partners, Inc.
280 Park Avenue
New York, NY  10006

Alfred Brittain, III              Former Chairman                        U.S.
c/o Bankers Trust Company         Bankers Trust New York Corporation
280 Park Avenue
New York, NY  10006

Howard Blauvelt                   Former CEO of Conoco Oil               U.S.
1410 Piper Way
Keswick, VA  22947

George Vojta                      Vice Chairman                          U.S.
Bankers Trust Company             Bankers Trust New York Corporation
130 Liberty Street
New York, NY  1006

Patrick Callahan, Jr.             Partner, Lazard Freres & Co.           U.S.
Lazard Freres & Co.
200 W. Madison
Chicago, IL  60606

Larry Williams                    President                              U.S.
945 East Paces Ferry Road         The Breckenridge Group, Inc.
Atlanta, GA  30326

James Hellmuth                    Former President                       U.S.
270 Park Avenue, 5th Floor        BT Capital Corporation
New York, NY  10006

Hamish Maxwell                    Former Chairman                        U.S.
Philip Morris Co.                 Philip Morris & Companies
100 Park Avenue
10th Floor
New York, NY 10017

Yves De Balmann                   Chairman                              France
1 Appold Street                   Bankers Trust International
Broadgate, 4th Floor
London, EC2A 2HE

                                  OFFICERS
                                  --------
Heide Silverstein                 Treasurer/Secretary                    U.S.
Bankers Trust Company
130 Liberty Street, 25th Floor
New York, NY 10006

Joseph T. Wood                    Senior Vice President                  U.S.
BT Capital Partners, Inc.         Bankers Trust New York
130 Liberty Street, 25th Floor    Corporation;
New York, NY 10006                Officer
                                  BT Capital Partners, Inc.

                                    ANNEX B



             BTCo., BTNY and BTNY's subsidiary, BT Securities Corporation are subject to a Written Agreement, dated December 4, 1994 (the "Written Agreement"), with the Federal Reserve Bank of New York and a Memorandum of Understanding, dated December 21, 1994 (the "Memorandum"), with the New York State Banking Department. The Written Agreement and Memorandum are described in BTNY's Forms 8-K, dated December 4, 1994 and January 19, 1994, respectively. These Forms 8-K are hereby incorporated by reference into this Annex B.

             BT Securities is also subject to an Order, dated December 22, 1994, of the Securities and Exchange Commission and an Order dated December 22, 1994, of the Commodity Futures Trading Commission. These Orders are included in and described in BTNY's Form 8-K, dated December 22, 1994. This Form 8-K is hereby incorporated by reference into this Annex B.

                                    ANNEX C


             Except as set forth below, neither BT Capital Partners, BTCo., BTNY nor, to the best of their knowledge, any of the persons referred to Item 5, paragraph (a) had any transactions in shares of Common Stock within the last 60 days.


                                                 PRICE PER
  IDENTITY    TRADE DATE  TRANSACTION  QUANTITY    SHARE
  --------    ----------  -----------  --------  ---------

BT Capital      05/31/96     Purchase   250,000    $5.7500
  Partners
                05/31/96         "  "   105,400    $5.8745
                06/03/96         "  "    30,000    $5.8750
                06/04/96         "  "   450,000    $6.0000
                06/05/96         "  "    50,000    $6.0000
                06/05/96         "  "    25,000    $5.8750
                06/06/96         "  "    80,000    $6.0000
                06/06/96         "  "     9,600    $5.8750

                                 EXHIBIT INDEX


DOCUMENT
- --------

1.  Corporate Structure of BTNY and Certain Subsidiaries.

2.  Joint filing statement pursuant to Rule 13d-1(f)(1).

3. Amendment No.2 on Form S-1 to Registration Statement on Form S-4, relating to the Common Stock and filed by the Issuer's predecessor, Trinity Capital Opportunity Corp., with the Commission on October 27, 1993 (Registration No. 33-68816), together with all exhibits thereto (incorporated by reference in Item 7).

4. Restated Stockholders Agreement dated as of November 30, 1993 among Alliance Entertainment Corp. and certain stockholders, option and warrant holders party thereto.